James Wang

Oceanstone Fund

13453 El Presidio Trail

San Diego, CA 92130

August 24, 2012

To whom it may concern:

On August 1, 2012, Oceanstone Fund (the Fund) received a comment email from a SEC staff member regarding its 2011 Form N-CSR and Form N-1A filings. Following are the SEC comments (in Italic Form) and the Fund's responses

In accordance with Tandy representation, Oceanstone Fund acknowledges that:

● The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

● Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

● The Fund will not assert staff comments as a defense in any proceeding initiated by the

   Commission or any person under the federal securities laws of the United States.

June 30, 2011 financial statements filed on Form N-CSR on 9/1/2011:

-Shareholder Letter- the shareholder letter does not meet the requirements of Form N-1A, Item 27(b)(7)(i):  CORRECT ON FUTURE FILINGS

(7) Management’s Discussion of Fund Performance. Disclose the following information unless the Fund is a Money Market Fund:

(i) Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.

The Fund seeks undervalued stocks for investments and relies mainly on the calculation of the intrinsic value of each individual stock in stock transactions. Therefore, I have not enclosed an extensive discussion of the relevant market conditions in my annual shareholder letters. Starting from the 2012 annual report, I will enclose an appropriate discussion of the relevant market conditions in my annual shareholder letters if the relevant market conditions play a significant role in the Fund's portfolio performance.

-Schedule of Investments:  The fund invests 37.01% of its net assets in a money market fund.  How is this in accordance with the fund’s investment objective of seeking capital appreciation?  EXPLAIN IN CORRESPONDANCE TO THE SEC

The fund’s principal investment strategy is as follows:

To achieve its investment objective, the Fund invests only in common stocks on the New York Stock Exchange, American Stock Exchange, and NASDAQ (both Global and Capital Markets), including American Depositary Receipts (ADRs) of foreign issuers, that the Fund's investment adviser believes are undervalued. The Fund will invest in small, medium, and large capitalization stocks and may engage in active and frequent trading of its portfolio securities.

Historically, the fund has invested the following percentages in money market funds:

3/31/12                          50.76%

12/31/11                        19.43%

9/30/11                          29.17%

6/30/11                          37.01%

3/31/11                          28.56%

As stated in the Fund's prospectus, "When the Adviser believes that market conditions warrant a temporary defensive posture or is unable to find enough suitable investment opportunities, the Fund may invest up to 100% of its assets in cash and cash equivalents. The taking of such a temporary defensive posture that is inconsistent with the Fund’s principal investment strategy may adversely affect the Fund’s ability to achieve its investment objective.".

Therefore, the Fund may have a large portion, up to 100%, of its net assets in cash and cash equivalent.

-Schedule of Investments:  Disclose the class of shares of the Huntington Treasury Money Market fund held by the fund.  CORRECT ON FUTURE FILINGS

The Fund will disclose that the class of shares of the Huntington Treasury Money Market fund held by the Fund is "Trust Shares".

-Statement of Changes in Net Assets: Include the disclosure requirements of Regulation S-X, Article 6-09.7  CORRECT ON AMENDED FILING

7. Net assets at the end of the period. Disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

The Fund has amended the 2011 Form N-CSR filing.

-Notes to Financial Statements:  Note 3- Investment Management Agreement.  Disclose that the management fee does not include Acquired Fund Fees and Expenses.  CORRECT ON FUTURE FILINGS

Starting from this year's annual report, the Fund will disclose that the management fee does not include acquired fund fees and expenses in its Notes to Financial Statements.

-Notes to Financial Statements:  The components of distributable earnings appear to be off by $70,008.  EXPLAIN IN CORRESPONDANCE TO THE SEC

Net investment loss is not distributable by itself. Therefore, the components of distributable earnings do not include the Accumulated Undistributed Net Investment Loss, which is $70,008.

-Notes to Financial Statements- we did not see the tax uncertainty disclosure requirements.  Refer to the Audit Guide of Investment Companies, AAG-INV 7.184:  CORRECT ON AMENDED FILING

The company recognizes the tax benefits of uncertain tax positions only where the position is “more likely than not” to be sustained assuming examination by tax authorities. Management has analyzed the company’s tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (20X5–20X8), or expected to be taken in the company’s 20X9 tax returns. The company identifies its major tax jurisdictions as U.S. Federal, New York State and foreign jurisdictions where the company makes significant investments; however the company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months

The Fund has amended the 2011 N-CSR filing.

-Expense Example-  Refer to Form N-1A, Item 27(d)(1):  CORRECT ON AMENDED FILING

[If the Fund charges any account fees or other recurring fees that are not included in the expenses shown in the table, for example, because they are not charged to all investors, disclose the amounts of these fees, describe the accounts that are charged these fees, and explain how an investor would use this information to estimate the total ongoing expenses paid over the period and the impact of these fees on ending account value.]

The prospectus discloses a wire transfer redemption fee and express mail redemption fee- should these be addressed here?

The wire transfer redemption fee and express mail redemption fee are charged only to the shareholders who request such a service. There is no charge for regular mails. Therefore, the wire transfer redemption fee and express mail redemption fee cannot be regarded as recurring account fees for the Fund shareholders.

-Additional Information:  CORRECT ON AMENDED FILING

The disclosure requirements of Form N-1A, Item 27(d)(4) and (5) are missing:

(4) Statement Regarding Availability of Proxy Voting Policies and Procedures. A statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund’s website, if applicable; and (iii) on the Commission’s website at http://www.sec.gov.

(5) Statement Regarding Availability of Proxy Voting Record. A statement that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (ii) on the Commission’s website at http://www.sec.gov.

The Fund has filed a Form 497 to amend the 2011 Form N-1A filing.

Form N-CSR disclosure items:

-The Registrant has not complied with Item 2(f) of Form N-CSR related to the Code of Ethics:  CORRECT ON AMENDED FILING

(f) The registrant must:

(1) File with the Commission, pursuant to Item 12(a)(1), a copy of its code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to its annual report on this Form N-CSR;

(2) Post the text of such code of ethics on its Internet website and disclose, in its most recent report on this Form NCSR, its Internet address and the fact that it has posted such code of ethics on its Internet website; or

(3) Undertake in its most recent report on this Form N-CSR to provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made.

The Fund has amended the 2011 N-CSR filing.

-Item 3 indicates that the Registrant does not have an audit committee.  Refer to Section 3(a)(58)(A) of the 1934 Act.  CORRECT ON AMENDED FILING

(58) AUDIT COMMITTEE.—The term ‘‘audit committee’’means—

(A) a committee (or equivalent body) established by and amongst the board of directors of an issuer for the purpose of overseeing the accounting and financial reporting processes of the issuer and audits of the financial statements of the issuer; and (B) if no such committee exists with respect to an issuer, the entire board of directors of the issuer.

-Item 4(e) of Form N-CSR was marked not applicable; however, since the Audit Committee is considered the entire board, this item should have been completed:  CORRECT ON AMENDED FILING

(e) (1) Disclose the audit committee’s pre-approval policies and procedures described in paragraph (c)(7) of Rule 2-01 of Regulation S-X. (2) Disclose the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Fund has amended the 2011 N-CSR filing..

If you need any additional information or have any additional comment, please let me know.

Thanks for your attention.

Sincerely,

James J. Wang